AB 8/28

SECURI 08032123 ON

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AUG 27 2008
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 AND ENDING 06/30/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIAMANT INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 MASON STREET
(No. and Street)

GREENWICH CT 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERBERT DIAMANT
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove St. RIDGEFIELD CT 06877
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT DIAMANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIAMANT INVESTMENT CORPORATION, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public
My Commission Expires 9/30/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Diamant Investment Corporation
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Diamant Investment Corporation (a Connecticut Corporation) as of June 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamant Investment Corporation as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 on pages xi, xii and xiii are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella LLP
Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 11, 2008

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

DIAMANT INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

CASH	
Cash in banks - unrestricted	$ 622,712
Cash in banks - restricted	15,409
TOTAL CASH	638,121
OTHER ASSETS	
Clearing organization deposits	73,000
Securities owned, at market value	372,535
Securities owned, not readily marketable, at cost	3,005
Interest receivable	2,182
Automobiles, furniture, fixtures and equipment - net of accumulated depreciation of $67,701	66,891
Security deposit	458
Secured demand notes	400,000
Miscellaneous receivable	25
TOTAL OTHER ASSETS	918,096
TOTAL ASSETS	$ 1,556,217

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Customer payables - securities account	$ 26,472
Non-customer payables	214,086
Income taxes payable	9,262
Payroll taxes payables	13,436
Accrued expenses	4,833
TOTAL LIABILITIES	268,089
OTHER LIABILITIES	
Subordinated borrowings	400,000
STOCKHOLDERS' EQUITY	
Common stock - no par value, 100 share authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	726,802
TOTAL STOCKHOLDERS' EQUITY	888,128
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,556,217

See notes to financial statements

EXHIBIT B

DIAMANT INVESTMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES	
Commissions	$ 114,051
Trading	202,246
Interest and dividends	29,562
Account supervision and administrative fees	475,064
Non-securities income	35,140
TOTAL REVENUES	856,063
GENERAL AND ADMINISTRATIVE EXPENSES	
Officers' salaries	236,567
Office salaries	137,690
Payroll and other taxes	25,497
Clearance charges	15,420
Communications	20,355
Data processing	49,086
Insurance	36,968
Rent	65,321
Automobile	14,402
Advertising	108
Floor brokers	667
Travel and entertainment	2,536
Dues and subscriptions	19,923
Professional fees	16,057
Interest	20,000
Office	14,696
Depreciation	10,999
Subscriptions	29,392
Commissions	16,740
Profit sharing contributions	54,424
Employee benefits	5,250
Miscellaneous expenses	421
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	792,519
INCOME BEFORE OTHER LOSS AND PROVISION FOR INCOME TAXES	63,544
OTHER LOSS	
Loss on disposal of asset	(5,409)
INCOME BEFORE PROVISION FOR INCOME TAXES	58,135
PROVISION FOR INCOME TAXES	12,048
NET INCOME	$ 46,087

See notes to financial statements

EXHIBIT C

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

Common Stock - June 30, 2008		$ 85,000
Additional paid-in capital - June 30, 2008		76,326
BEGINNING RETAINED EARNINGS	$ 680,715	
Net income	46,087	
ENDING RETAINED EARNINGS		726,802
STOCKHOLDERS' EQUITY - JUNE 30, 2008		$ 888,128

See notes to financial statements

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2008

NO CHANGE

See notes to financial statements

EXHIBIT E

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 46,087
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,999
Loss on disposal of assets	5,409
Changes in assets and liabilities	
(Increase) decrease:	
Marketable securities owned, at market	(113,433)
Non-marketable securities owned	(41)
Dividends and interest receivable	(2,182)
Clearing organization deposits	(4,000)
Miscellaneous receivable	75
Prepaid income taxes	1,272
Increase (decrease) in liabilities:	
Customer payables - securities account	(8,275)
Non customer payables	77,470
Payroll taxes payable	1,974
Income taxes payable	9,262
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	24,617
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of asset	97
Purchases of property and equipment	(29,389)
NET CASH USED IN INVESTING ACTIVITIES	(29,292)
NET DECREASE IN CASH	(4,675)
CASH AT BEGINNING OF PERIOD	642,796
CASH AT END OF PERIOD	$ 638,121
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 20,000
Income taxes	$ 2,996

See notes to financial statements

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was approved as a member organization of the Boston Stock Exchange effective November 4, 1976.

Security Transactions

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation and Depository Trust Co. of New York. Certain transactions are cleared by the Company through Lakeside Bank.

Securities owned are carried at market value as determined by the last reported sales price on the last business day of the fiscal year.

Physical possession of certain customer securities are held by the Company. A substantial portion of the customer securities are held in trust by Depository Trust Company and Lakeside Bank.

Restricted Cash

Restricted cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

Payable to Customers

Payable to customers include amounts due on cash transactions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Automobiles, Furniture, Fixtures and Equipment

Automobiles, furniture, fixtures and equipment are stated at cost and include expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the MACRS method based on expected useful lives of 3 to 5 years.

Income Taxes

The Company is subject to Federal and Connecticut corporation income taxes. Income taxes currently payable are based on taxable income for the year.

Securities Transactions/Revenue Recognition

The Company records securities transactions and related revenues and expenses on a trade date basis.

Commissions and account supervision fees are recorded as revenue at the time the service is completed

Marketable securities are valued at market value as determined by reference to the closing prices in relevant markets.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 2 – SECURITIES OWNED

Marketable securities owned, consist of trading and investment securities at market values as follows:

Corporate Stocks	$243,651
Corporate Bonds	35,029
Municipal Bonds	93,855
	$372,535

Included in other assets is $3,005 in non-marketable securities.

NOTE 3 – AUTOMOBILES, FURNITURE, FIXTURES AND EQUIPMENT

Automobiles, furniture, fixtures and equipment consist of the following at June 30, 2008:

Automobiles	$ 96,370
Furniture, fixtures and equipment	38,222
	134,592
Accumulated depreciation	(67,701)
Net automobiles, furniture, fixtures and equipment	$ 66,891

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed under a month to month operating lease for office space at $5,443 per month.

Rent expense charged to operations for the year ended June 30, 2008 was $65,321.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2008, the Company had net capital of $1,161,418, which exceeded the minimum requirement of $250,000 by $911,418.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with an affiliated company, Diamant Asset Management Inc., to provide management and administrative services. The affiliated company is registered with the SEC. The Company charges the affiliated company for data processing, occupancy and administrative expenses. These amounts are included in the statement of income in the amount of $ 475,064 as of June 30, 2008. In addition, $202,668 was due to the affiliate as of June 30, 2008 and is included in non-customer payables.

The Company paid interest of $20,000 to the Company's stockholders as explained in Note 8.

NOTE 7 – PROFIT SHARING RETIREMENT PLAN

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. The total amount contributed to the plan for the year ended June 30, 2008 was $54,424 .

NOTE 8 – SUBORDINATED BORROWINGS

The Company has entered into secured demand note collateral agreements, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 5% per annum and mature on March 31, 2011. Interest expense for the year ended June 30, 2008 was $20,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9 – INCOME TAXES

The provision for income taxes consists of the following:

Federal	$ 9,444
State	2,604
	$12,048

SUPPLEMENTARY INFORMATION

DIAMANT INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 888,128
Subordinated borrowings allowable in computation of net capital	400,000
Total Capital & Allowable Subordinations	1,288,128
Deductions and/or charges for non-allowable assets:	
Automobiles, furniture, and fixtures - net of accumulated depreciation	66,891
Security deposits	458
Not readily marketable securities, at cost	3,005
Miscellaneous receivables	25
Petty cash	26
	70,405
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,217,723
Haircuts on securities:	
Equities	36,548
Municipal bonds	6,308
Corporate bonds	1,751
Money Markets	11,698
	56,305
Net capital	1,161,418
Minimum net capital required	250,000
EXCESS NET CAPITAL	$ 911,418

AGGREGATE INDEBTEDNESS	
Customer payables, net of restricted cash	$ 11,063
Payroll taxes payable	13,436
Income taxes payable	9,262
Accrued expenses	4,833
Total aggregate indebtedness	$ 38,594

CAPITAL RATIO		
Aggregate indebtedness	$ 38,594	
Net Capital	$ 1,161,418	3.30%

Reconciliation of Net Capital and Aggregate Indebtedness

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 24,499	$ 1,164,752
Income taxes payable per financials	9,262	1,499
Other accruals	4,833	(4,833)
Balance per financial statements	$ 38,594	$ 1,161,418

Note: Firm had an estimated tax on income of $10,761 which was $1,499 higher than accrual made by audit firm

See notes to financial statements

DIAMANT INVESTMENT CORPORATION
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2008

Credit factors		
Free credit balances and other credit balances in customers' security accounts	$	26,472
Customer securities failed to receive		-
Total credit factors		26,472
Debit factors		
Debit balances in customers' cash accounts		-
Customer securities failed to deliver not older than 30 days		-
Less: Three percent charge		-
Total debit factors		-
Net credit balance	$	26,472
Amount of excess credits at 105%	$	27,796
Compliance		
Amount held on deposit in segregated bank accounts for the exclusive benefit of customers at report date	$	15,409
Amount deposited to segregated bank accounts for the exclusive benefit of customers on July 1, 2008 (first business day)		20,000
Total amount held on deposit in segregated bank accounts	$	35,409

See notes to financial statements

DIAMANT INVESTMENT CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2008

1. Customer fully paid securities and excess margin securities not in the respondent's control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

NONE

2. Customer fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NONE

See notes to financial statements.

DIAMANT INVESTMENT CORPORATION

ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED JUNE 30, 2008

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders
Diamant Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Diamant Investment Corporation (the "Company"), for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission the "SEC", we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an Organization the size of Diamant Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 11, 2008

END